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                                                                    EXHIBIT 2.7


CASINO                                               CASINO MAGIC CORP.
MAGIC!                                                CORPORATE OFFICES
                                                   711 Casino Magic Drive
                                                   Bay St. Louis, MS 39520

Capital Gaming International, Inc.
Bayport One, Suite 250
8025 Black Horse Pike
West Atlantic City, New Jersey 08232

Crescent City Capital Development Corporation
1400 Annunciation Street
New Orleans, Louisiana 70130

         Re:  Stock Purchase Agreement

Gentlemen:

         This letter (the "Agreement") sets forth the agreement among Casino Magic Corp. ("Magic"), a Minnesota corporation, Jefferson Casino Corporation ("JCC"), a Louisiana corporation, C-M of Louisiana, Inc. ("CMLI" and together with JCC, "Purchasers"), Capital Gaming International, Inc. ("CGII"), a New Jersey corporation, and Crescent City Capital Development Corporation ("CCCDC" and, together with CGII, "Sellers"), a Louisiana corporation, with respect to the purchase by Magic, through JCC or another of its wholly owned subsidiaries to which this Agreement is assigned in accordance with Paragraph 9 below, of all of the newly issued capital stock of reorganized CCCDC, which owns the Crescent City Queen riverboat (the "Boat"), the associated Louisiana riverboat gaming license issued by the Louisiana Department of Public Safety and Corrections, Riverboat Gaming Enforcement Division of the Office of State Police (the "License") and certain related assets.

         1. Purchase and Sale of Shares. Subject to the terms, provisions and conditions contained in this Agreement, Magic hereby agrees to cause JCC to purchase, and Sellers hereby agree to sell and issue to JCC, 100% of the newly issued shares (the "Shares") of capital stock of reorganized CCCDC pursuant to


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an order of the United States Bankruptcy Court (the "Bankruptcy Court") under
Chapter 11 of the United States Bankruptcy Code (the "Code"). The Shares shall be issued to JCC at the Closing (as hereinafter defined) by delivery of a certificate evidencing the Shares free and clear of any liens, claims, encumbrances or rights of others. The Shares shall be duly and validly issued, fully paid and non-assessable, and there shall not be outstanding any other equity or voting interests in CCCDC or any options, warrants or other rights to purchase or subscribe for equity or voting interests in CCCDC or instruments which are convertible into or exchangeable for equity or voting interests in CCCDC. At the Closing, CCCDC shall own the physical assets set forth on the schedule attached as Exhibit 1 (the "Assets").

         2. Purchase Price. The purchase price for the Shares (the "Purchase Price") shall be $50,000,000, payable at Closing as follows:

         (a) $15,000,000 shall be payable in cash at Closing, subject to Paragraphs 3, 7 and 16 hereof; and

         (b) $35,000,000 of notes having the principal terms set forth on the schedule attached hereto as Exhibit 2 (the "Notes"). The Notes shall be issued by reorganized CCCDC and guaranteed by Purchasers.

The cash and Notes delivered at Closing shall be distributed in accordance with the provisions of CCCDC's confirmed plan of reorganization. At Closing, the Shares and physical evidence of the License shall be delivered to Purchasers.

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         3. Liabilities; Indemnification. It shall be a condition to the Closing that, except as otherwise provided in Paragraph 4 hereof, CCCDC and its assets shall not have or be subject to any liabilities, obligations, statutory liens, resolutory conditions or other encumbrances, whether known or unknown, fixed or contingent, liquidated or unliquidated (all of which are hereinafter referred to collectively as "Encumbrances"), including, without limitation, any ship mortgages against the Boat, Form UCC-1 financing statements, claims relating to pending litigation, claims of trade creditors, employees or governmental entities or claims of bondholders or other creditors, including liabilities or obligations associated with CCCDC's joint venture with Grand Palais Riverboat, Inc. except for the Notes and the Machines referenced in Paragraph 4. Purchasers shall not be required to assume or become subject to any liabilities or obligations, or acquire the Shares subject to any liabilities or obligations of CCCDC, other than liabilities or obligations which Purchasers may explicitly assume or consent to in writing in their sole discretion. Except with respect to the obligations set forth in Paragraph 4, CGII shall indemnify and hold harmless Purchasers, Magic and their respective officers, directors, agents and affiliates from and against any and all liabilities, obligations, claims, damages and expenses, including reasonable attorneys' fees as incurred, which are discovered within 36 months after the Closing to the extent such arose prior to the Closing, and Purchasers shall indemnify and hold harmless CGII, CCCDC and their respective officers, directors, agents and affiliates from and against any and all liabilities, obligations, claims, damages and expenses, including reasonable attorneys' fees as incurred, which are discovered within 36 months after the Closing to the extent such arise after the Closing. CGII shall further indemnify Purchasers and Magic from any damages and expenses resulting from a breach of the representation contained in Paragraph 14(C) of this Agreement,


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provided that a claim for indemnification under this sentence is made within ninety (90) days after the Closing. At the Closing, $500,000 shall be withheld from the cash portion of the Purchase Price and retained in escrow for a period of one (1) year following the Closing in order to partially secure CGII's indemnification obligations hereunder. At the end of such one (1) year period, the $500,000, together with interest earned thereon, less the amount of any bona fide claims for indemnification made by Purchasers during such one (1) year period, shall be released from escrow and paid to CGII. Said $500,000 shall be held in escrow in accordance with an escrow agreement substantially in the form of that annexed hereto as Exhibit 3.

         4. Slot Machine Equipment. Purchasers acknowledge that certain slot machines and other coin-operated gaming devices (the "Machines") which were purchased by CCCDC and manufactured and sold by Bally Gaming, Inc. and International Game Technology (collectively, the "Vendors") are subject to liabilities collateralized by security interests in favor of the respective Vendors in an aggregate amount not exceeding $6,500,000. At the Closing, Purchasers shall assume the secured liabilities to the Vendors with respect to the Machines and may satisfy such liabilities pursuant to separate agreements with the Vendors. Purchasers also acknowledge that 33 slot machines and other coin-operated gaming devices which were purchased by CCCDC and manufactured and sold by Sigma Game Inc., and which were manufactured and sold by Universal Distributing, are subject to liabilities collateralized by security interests in favor of such vendors, and that such machines and devices may be disposed of separately by CCCDC prior to the Closing.



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         5. Conditions to Closing. The obligation of each party to consummate the purchase and sale of the Shares shall be subject to the satisfaction or waiver of each of the following conditions:

         (a) the Shares to be conveyed to JCC shall be free and clear of any liens, claims, Encumbrances or rights of others and shall be subject to the same protections as are contained in Paragraph 1 of this Agreement;

         (b) CCCDC and its Assets shall not have or be subject to any Encumbrances, except as otherwise provided in Paragraph 4 hereof and except for the Notes;

         (c) Magic, Purchasers and Sellers shall have obtained the approval of the Louisiana Department of Public Safety and Corrections, Riverboat Gaming Enforcement Division of the Office of State Police (the "Division") required by the Riverboat Economic Development and Gaming Control Act, L.R.S. 4:501 et seq., and in particular L.R.S. 4:528, to the transfer of 100% of the ownership in CCCDC to Magic or its wholly-owned subsidiary (which approval inherently includes a determination that Magic is not unqualified or unsuitable to acquire the interest being transferred hereby);

         (d) Magic, Purchasers and Sellers shall have obtained the approval for the location of the docking and berthing facility for CCCDC at the Site (hereinafter defined in Paragraph 14) by the Riverboat Gaming Commission (the "Commission").

         (e) Magic, Purchasers and Sellers shall have obtained all requisite consents and approvals from their respective Boards of Directors, stockholders, partners and creditors to the transactions contemplated hereby;

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         (f) except as provided in the last sentence of Paragraph 4 hereof, the
Assets of CCCDC shall be in substantially the same condition at the Closing as they exist on the last day of the Initial Due Diligence Period (as hereinafter defined in Paragraph 12), reasonable wear and tear excepted;

         (g) the parties shall have obtained clearance by the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended;

         (h) CCCDC shall have delivered to Purchasers the written resignations of all of the existing officers and directors of CCCDC;

         (i) the Bankruptcy Court shall have issued an order (which order has not been stayed) confirming a plan of reorganization of CCCDC pursuant to ss. 1129 (a) of the Code (the "Confirmation Order") which shall provide for the consummation of the transactions contemplated hereby in form and substance reasonably satisfactory to Magic (the "Plan");

         (j) Purchasers shall have received a signed opinion letter of counsel to CGII and CCCDC, which counsel and opinion shall be reasonably satisfactory to Purchasers, as to: (i) the validity and enforceability of this Agreement, including, but not limited to, an affirmative acknowledgment of the validity and enforceability of the provisions of subparagraph (m) of this Paragraph 5; (ii) the due authorization, execution and delivery of this Agreement by Sellers;
(iii) the validity, due authorization and non-assessability of the Shares; (iv) the receipt by Sellers of all requisite approvals from the Division and Commission; and (v) such other matters as Purchasers shall reasonably request;



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         (k) CGII and CCCDC shall have received a signed opinion letter of counsel to Purchasers at Closing, which counsel and opinion shall be reasonably satisfactory to Sellers, as to: (i) the validity and enforceability of this Agreement; (ii) the due authorization, execution and delivery of this Agreement by Magic and Purchasers; (iii) the receipt by Magic and Purchasers of all requisite licenses, permits, consents and approvals other than requisite approvals from the Division and Commission; and (iv) such other matters as Sellers shall reasonably request;

         (l) The conditions imposed by the Division as a prerequisite to the transfer of ownership of CCCDC as contemplated by this Agreement (the "License Conditions") shall be at least as favorable to Purchasers as the conditions contained in the letter to Golden Nugget of Louisiana, Inc. ("Golden Nugget") dated January 23, 1996, conditionally approving the transfer of ownership of CCCDC to Golden Nugget; and

         (m) Upon approval by the Division of the transfer of ownership of CCCDC as contemplated by this Agreement, the License shall have a term of at least 4 years 3 months commencing on the date the holder of the License opens a casino for public gaming play in Bossier City, Louisiana, provided, however, that in calculating such period any extension of the License stated or permitted by the License Conditions shall be treated as if such extension had been requested and granted.

         6. Closing. The closing of the purchase and sale of the Shares hereunder (the "Closing") shall take place at a mutually agreeable location in New Orleans, Louisiana within fifteen (15) days following the satisfaction or waiver of each of the conditions set forth in Paragraph 5 hereof.

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         7. Debtor-in-Possession Financing. JCC agrees that, subject to
Bankruptcy Court approval, it will, after the expiration of the Initial Due Diligence Period (as hereinafter defined in Paragraph 12) and if requested by CCCDC during the term of this Agreement, loan up to $1,000,000 in the aggregate (the "JCC DIP Loan"), to CCCDC upon substantially the same terms and conditions as are set forth in the documentation underlying the $2 million loan obtained by CCCDC from Mirage Resorts, Inc., as approved by order of the Bankruptcy Court dated December 1. 1995 (the "Mirage DIP Loan"), except that the liens securing the Mirage DIP Loan shall be senior in priority to the liens securing the JCC DIP Loan. More particularly, the JCC DIP Loan shall be secured by a super priority lien on the Boat, junior only to (i) up to $3 million of prepetition Encumbrances, and (ii) the liens granted to secure the Mirage DIP Loan. CGII and CCCDC expect that CCCDC will request JCC to make the JCC DIP Loan as soon as possible after the execution of this Agreement. The proceeds of the JCC DIP Loan shall be used to fund CCCDC's operations and to pay any administrative expenses incurred, or to be incurred, by CCCDC or any other obligations of CCCDC as the Bankruptcy Court may approve, including, without limitation, any monies advanced to CCCDC by CGII after CCCDC's bankruptcy case was commenced. At Closing, the then outstanding JCC DIP Loan (including accrued interest) shall be credited against the $15,000,000 cash purchase price. CCCDC represents to Magic that the principal amount borrowed under the Mirage DIP Loan does not exceed $2 million and that CCCDC will not borrow any additional monies under the Mirage DIP Loan.

         8. Covenant to Satisfy Conditions. Magic, Purchasers and Sellers covenant and agree to use their good faith best efforts in cooperation with each other to file and vigorously prosecute all requisite applications and otherwise to take all actions necessary or appropriate to obtain the satisfaction of each


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of the conditions set forth in Paragraph 5 hereof as promptly as possible.
Without limiting the foregoing, (a) Magic and Purchasers agree to prosecute all appropriate appeals of any denial of a license, permit, consent or approval required in order to consummate the transactions contemplated hereby, (b) Magic, Purchasers and Sellers agree to render maximum assistance to each other in obtaining all requisite governmental approvals necessary to consummate the transactions contemplated hereby, including without limitation making their senior executives available to meet with and make presentations and/or status reports to appropriate Louisiana governmental officials and promptly complying with all reasonable requests or inquiries of Louisiana governmental officials, and (c) Magic, Purchasers and Sellers agree to use their good faith best efforts to obtain the approval of the Plan by all requisite persons and confirmation of the Plan by the Bankruptcy Court. A breach of the covenants contained in this Paragraph 8 shall constitute a material breach of this Agreement.

         9. Assignment. This Agreement shall not be assigned by any party without the written consent of the other parties hereto, such consent not to be unreasonable withheld. In the event this Agreement is assigned consistent with this Paragraph, all references herein to the assignor shall be deemed to refer solely to such assignor's assignee, provided, however, that such assignment shall not release assignor from any of its obligations under this Agreement, and assignor shall remain liable hereunder as if such assignment had never been effectuated.

         10. Expenses. Each party will bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except as otherwise expressly provided herein.



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         11. Authority. Magic, JCC, CMLI, CGII and CCCDC (subject to CCCDC obtaining the necessary approvals from the Bankruptcy Court) each hereby represent and warrant to the others that it has all necessary corporate authority to execute and deliver this Agreement, perform its obligations hereunder and consummate the transactions contemplated hereby.

         12. Due Diligence. From time to time during the period from the execution of this Agreement to the Closing, Purchaser shall be permitted to make a thorough due diligence examination of CCCDC and its Assets, and Sellers shall be permitted to make a thorough due diligence examination of Magic and Purchasers. In connection therewith, (a) Sellers will promptly provide to Purchasers and their authorized representatives such access and information concerning CCCDC and its Assets as Purchasers request to enable them to complete such examination, and (b) Purchasers and Magic will promptly provide to Sellers and their authorized representatives such access and information concerning Purchasers and Magic as Sellers may request to enable them to complete such examination, including, without limitation providing Sellers with a list of all the approvals Magic and Purchasers need to satisfy condition (e) of Paragraph 5. Additionally, Purchasers may obtain, at their own expense, such physical inspections, tests and surveys concerning CCCDC and its Assets as they deem appropriate. Purchasers shall indemnify and hold harmless Sellers from and against any and all claims, damages and liabilities arising from or out of such tests and inspections. Each party to this Agreement shall have the right, in its sole discretion, to terminate this Agreement for any reason during the period ending 5:00 P.M., Louisiana time, on March 1, 1996 (the "Initial Due Diligence


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Period") without further liability to any of the other parties hereto. Following the end of the Initial Due Diligence Period, the right of any party to terminate this Agreement shall be governed by Paragraph 13 hereof.

         13. Termination.

         A. Mutual Right to Termination. In addition to any other termination rights expressly provided in this Agreement, any party shall have the right to terminate this Agreement by written notice to the others upon the occurrence of any of the following events: (a) failure of the Closing to take place by December 31, 1996 unless such failure is occasioned by the denial of regulatory approval, in which case if such denial has been timely appealed by any of the parties hereto, the date for the Closing shall be extended for twenty (20) days after the period of such appeal, provided, however, that in no event shall such date be extended beyond April 30, 1997 (the "Outside Date"); (b) any material breach of this Agreement by another party (considering, for such purpose, Sellers to be one party and Purchasers and Magic another party); (c) if CGII's bondholders, as a class, vote to reject the CCCDC Plan; (d) if the Bankruptcy Court denies confirmation of the CCCDC Plan; or (e) if the approval required from any regulatory body is denied and either (y) none of the parties hereto elect to timely pursue an appeal of such decision, or (z) if a timely appeal is filed, such adverse decision is not reversed by the Outside Date.

         B. Sellers' Right to Termination. In addition to any other termination rights expressly provided in this Agreement, either of Sellers shall have the right to terminate this Agreement by written notice to Purchasers and Magic if there is a material adverse change in Purchasers' or Magic's financial condition or any other matter which pertains to Purchasers' or Magic's suitability for licensing purposes.

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         C. Purchasers' Right to Termination. In addition to any termination rights expressly provided in this Agreement, either of Purchasers or Magic shall have the right to terminate this Agreement by written notice to Sellers if the Confirmation Order is reversed or modified on appeal in a manner which materially and adversely affects Purchasers' or Magic's rights or obligations under this Agreement. After Closing, any modification or amendment of CCCDC's confirmed Plan which would materially and adversely affect Purchasers or Magic shall be conditioned upon written consent of Purchasers and Magic.

         D. Effect of Termination. Upon termination of this Agreement, the parties shall have no further liability to each other, except as otherwise expressly provided in this Agreement or except in the event of a material breach of this Agreement by the other party. In addition to liability for its own breaches of this Agreement, Magic shall be jointly and severally liable for any breach of this Agreement by any of the Purchasers; provided, however, that Magic's liability under this Agreement shall be limited to $5 million. Any amounts set off by CCCDC or its estate against the JCC DIP Loan on account of any breach of this Agreement shall be credited against said $5 million maximum recovery.

         14. Representations and Warranties

         A. Control of Suitable Site. Purchasers and Magic represent and warrant to Sellers that they are not aware of any condition that would prevent the Commission from determining that the docking and berthing site more particularly described on the schedule attached as Exhibit 4 (the "Site"), is suitable for berthing the Boat or substitute vessel. Purchasers and Magic further represent and warrant that, other than the governmental approvals referenced in Paragraph 5(c), 5(d) and 5(g), Purchasers and Magic have or will timely apply for and


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diligently pursue any and all other local, state, Federal, governmental, quasi-governmental or other consent, approval or authority necessary to commence the operation of riverboat gaming at the Site (collectively, the "Other Approvals"). Attached as Exhibit 5 is a list of all Other Approvals contemplated by Purchasers and Magic to commence riverboat gaming operations at the Site, including a reference as to whether such Other Approvals have (i) already been obtained with a copy thereof annexed to such schedule, (ii) already been applied for and pending, or (iii) not yet been applied for with a good faith date as to when such Other Approvals will be applied for. Purchasers and Magic hereby covenant and agree that failure to timely apply for and diligently pursue any Other Approvals shall not be deemed grounds by Purchasers or Magic for termination of this Agreement or for failure to timely close this Agreement upon satisfaction or waiver of each of the conditions set forth in Paragraph 5 hereof. Purchasers and Magic further covenant and agree to promptly apply for and diligently pursue any and all Other Approvals which are or may be prerequisite to timely obtaining the approvals referenced in Paragraphs 5(c), 5(d) and 5(g).

         B. Financial Condition. Purchasers and Magic represent and warrant to Sellers that Magic has adequate cash and/or credit sources to make the cash payment portion of the purchase price on Closing and that no consents, approvals or waivers will be required from any of Purchasers' or Magic's lenders or other creditors to enable Purchasers to close this transaction.

         C. Reinstatement of Coast Guard Certification. Sellers represent and warrant to Magic and Purchasers that the out-of-pocket costs (exclusive of any related fuel costs) for maintenance and repairs reasonably necessary to reinstate U.S. Coast Guard certification for the Boat, shall not exceed $50,000 ("Reinstatement Costs").

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         D. Breach of Representations. A breach of the representations and warranties contained in Paragraph 14(A) or (B) shall constitute a material breach of this Agreement.

         15. Use of "Crescent City" Name. Purchasers shall not acquire any rights hereunder to the use of the "Crescent City" trade name, and prior to or at the Closing the parties shall cause CCCDC to change its corporate name to a name that does not contain the words "Crescent City" or any confusingly similar name.

         16. Apportionments. To the extent applicable to the Assets, the following shall be apportioned as of midnight of the day before the day of
Closing: (a) taxes and other state or local charges, (b) premiums on existing transferable insurance policies or contracts, and (c) prepaid utility bills and utility deposits. Purchasers shall reimburse Sellers at Closing for up to $50,000 of reasonably documented Reinstatement Costs.

         17. Further Assurances. Each party agrees to execute and deliver such further documents and instruments, including without limitation, stock powers, deeds, bills of sale, escrow instructions, indemnities and officers' certificates, and to perform all other acts, as may be reasonably necessary or appropriate in order to consummate the transactions contemplated hereby and to vest title to the Shares in JCC or its assignee (as permitted by Paragraph 9), including, without limitation, defending any appeal taken or challenge made by a third party to any favorable ruling from the Division or Commission. Without limiting the foregoing, the parties agree to copy each other on all documentation provided to the Division and the Commission and to consult with and inform each other frequently as to the status of all matters affecting approval of this Agreement.



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         18. Binding Agreement; Amendments. This Agreement constitutes a binding agreement of the parties hereto and supersedes all prior agreements and understandings, whether oral or written. This Agreement may not be amended except by a writing signed by each of the parties.

         19. Counterparts. This Agreement may be executed in counterparts, by the manual or facsimile signature of each party, and all such counterparts shall be deemed to constitute one and the same instrument.

         20. Attorneys' Fees. In the event of any action to enforce this Agreement, the prevailing party or parties in such action shall be entitled to recover its reasonable attorneys' fees and other expenses from the non-prevailing party or parties.

         21. Taxes. The parties agree that all of the tax benefits and tax obligations of CCCDC prior to the Closing shall be for the account of Sellers and shall be satisfied, discharged or otherwise provided for in connection with the Plan. Upon the request of Sellers, Magic and Purchasers agree to cooperate with Sellers to file Form 8023 in order to effectuate the joint election by Sellers, Magic and Purchasers under Sections 338(g) and 338(h) (10) of the Internal Revenue Code of 1986, as amended.

         22. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Louisiana.


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         This Agreement is being delivered to each of you in duplicate. Please execute, date and return one copy of this letter, whereupon this letter will constitute a binding agreement among us.

                                   Very truly yours,

                                   CASINO MAGIC CORP.

                                   By: /s/ James E. Ernst
                                      -----------------------------------

                                   JEFFERSON CASINO CORP.

                                   By: /s/ James E. Ernst
                                      -----------------------------------

                                   C-M OF LOUISIANA, INC.

                                   By: /s/ James E. Ernst
                                      -----------------------------------



AGREED TO AND ACCEPTED:

CAPITAL GAMING INTERNATIONAL, INC.

By: /s/ Edward M. Tracy                          Date:       2/21/96
    -------------------------------------------        -----------------------


CRESCENT CITY CAPITAL DEVELOPMENT CORPORATION

By:  /s/ Edward M. Tracy                         Date:       2/21/96
    -------------------------------------------        -----------------------

                  LIST OF OMITTED EXHIBITS TO THE CASINO MAGIC
                            STOCK PURCHASE AGREEMENT


1. Schedule of Physical Assets.

2. Principal Terms of the 11-1/2% Senior Secured Notes due 1999.

3. Escrow Agreement Pertaining to the $500,000.00 to be Withheld for a Period of One Year Following the Closing.

4. Description of the Docking and Berthing Site.

5. Schedules of All Other Approvals.